UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 20, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, piso 26

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, October 20, 2025.

E-NOTA-20251020-60342

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

A3 Mercados S.A. (A3 Markets)

Re: Material Fact. Award of National and International Public Call for Tender GPM no. 1/2025 to Transportadora de Gas del Sur S.A. Expansion of transportation capacity of Section I of Perito Francisco Pascasio Moreno Gas Pipeline.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), to report that by means of Resolution no. RESOL-2025-397-APN-SE#MEC dated October 17, 2025 (the “Resolution”) and published in the Argentine Official Gazette on that date, the Argentine Energy Bureau under the Ministry of Economy approved: (i) the National and International Public Call for Tender GPM no. 1/2025 procedure carried out by ENARGÍA ARGENTINA S.A. (EA) for the contracting of the expansion of the transportation capacity of Section I of “Perito Francisco Pascasio Moreno Gas Pipeline” (the “Public Call for Tender”) and (ii) the contract Award of the Public Call for Tender to tgs, set forth by EA Board of Directors by means of Resolution no. 004 dated September 25, 2025. The Resolution becomes effective as of this date, through publication in the Argentine Official Gazette.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: October 20, 2025.